Filed pursuant to Rule 253(g)(2)

File No. 024-12536

REGULATION A OFFERING CIRCULAR SUPPLEMENT NO. 1

(to the Offering Circular Dated October 2, 2025)

UNDER THE SECURITIES ACT OF 1933

Dated February 6, 2026

WORTHY WEALTH REALTY, INC.

MAXIMUM OFFERING AMOUNT: $75,000,000 OF BONDS

This Offering Circular Supplement No. 1 (the “Supplement”) supplements our Offering Circular dated October 2, 2025 (the “Offering Circular”), which forms a part of our Offering Statement on Form 1-A (SEC File No. 024-12536), relating to the offer and sale by us of up to $75,000,000 Worthy Wealth Housing Bonds (the “Bonds”).

RECENT DEVELOPMENTS

This Supplement is being filed to update, amend and supplement the information in the Offering Circular as follows.

On February 4, 2026, Worthy Wealth, Inc., (the “WWI”) a Georgia corporation and parent company to Worthy Wealth Realy, Inc., and Worthy Wealth Senior Living, Inc., terminated that certain stock purchase agreement (the “SPA”), dated December 11, 2023 (as amended), between WWI and Worthy Financial, Inc. (“WFI”) pursuant to which WWI was to acquire from WFI all of the issued and outstanding equity of Worthy Property Bonds, Inc., a Florida corporation and Worthy Property Bonds 2, Inc., a Florida corporation as well as their two wholly-owned subsidiaries, Worthy Lending V, LLC, a Delaware limited liability company and Worthy Lending VI, LLC, a Delaware limited liability company. The termination of the SPA was in compliance with the terms of the SPA and was approved unanimously by WWI’s board of directors.

Any statement contained in the Offering Circular shall be deemed to be modified or superseded to the extent that information in this Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Offering Circular except as modified or superseded by this Supplement.

This Supplement should be read in conjunction with, and may not be delivered or utilized without, the Offering Circular, including any amendments or supplements to it.